Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended
	March 31,
	2009	2008

Net income applicable to common stock	$12,000	$23,250

Average number of common shares outstanding	16,882	16,862

Net income per share — Basic	$0.71	$1.38

Average number of common shares outstanding	16,882	16,862
Add: Assumed exercise of stock options and vesting of stock grants	120	190

Common and common equivalent shares outstanding	17,002	17,052

Net income per share — Diluted	$0.71	$1.36